Head Office, 40 Mespil Road, Dublin 4
Tel +353 (0)1 661 5933
3 October 2012	www.bankofireland.com

Michael R. Clampitt

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re: The Governor and Company of the Bank of Ireland
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 29, 2012

Form 6-K Filed August 10, 2012

File No. 001-14452

Dear Mr. Clampitt:

Thank you for your letter to Richie Boucher dated 24 September 2012 regarding the above-referenced filings. As John O’Connor of Sullivan & Cromwell LLP discussed with David Lin on 1 October 2012, we are currently working on a response to your letter, and we confirm our intention to submit our response by 31 October 2012. Please contact me on +353 76 6248916 should you have any additional comments or require additional information.

Yours sincerely,

/s/ Brendan Lonergan

Brendan Lonergan

Head of Finance Services

cc:                   David Lin

(Division of Corporation Finance)

John O’Connor

(Sullivan & Cromwell LLP)

Bank of Ireland - The Governor and Company of the Bank of Ireland, incorporated by charter in Ireland with limited liability. A tied agent of New Ireland Assurance Company plc. trading as Bank of Ireland Life.

Bank of Ireland is regulated by the Central Bank of Ireland.

Registered No. C-1. Registered Office and Head Office, 40 Mespil Road, Dublin 4, Ireland.

Directors: Archie Kane (Governor) (British) • Patrick O’Sullivan (Deputy Governor) • Richie Boucher (Group Chief Executive) • Kent Atkinson (British) • Par Butler • Tom Considine

• Patrick Haren (British) • Andrew Keating • Patrick Kennedy • Patrick Mulvihill • Wilbur L. Ross, Junior (US) • Joe Walsh • Prem Watsa (Can) • Group Secretary: Helen Nolan